[redacted]

08001413


Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in


March 19, 2008

**Exemption No : 82-35008**

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

Sub: **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

| Sr.No. | Particulars |
|---|---|
| 1. | Letters dated March 19, 2008 forwarding therewith the Postal Ballot Notices dated March 10, 2008 despatched to the members. |

Copies of the above letters are enclosed herewith for information and records.

For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: as above

PROCESSED
MAR 26 2008
THOMSON
FINANCIAL

3/25

**Reliance Energy Limited**
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

March 19, 2008

The General Manager
Bombay Stock Exchange Limited
Listing Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone: 2272 1233/1234
Facsimile: 2272 2037/2039/2041

Dear Sirs,

**Sub: Postal Ballot Notices**

Pursuant to clause 31 of the Listing Agreement entered into with your Stock Exchange, we enclose herewith six copies of the Postal Ballot Notices despatched to members seeking their approval to various item set out therein.

We request you to kindly take the same on your record.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl.: as above

**Reliance Energy Limited**
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

March 19, 2008

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36
2659 8100-8114, 2659 8452
Facsimile: 2659 8237/38

Dear Sirs,

**Sub: Postal Ballot Notices**

Pursuant to clause 31 of the Listing Agreement entered into with your Stock Exchange, we enclose herewith six copies of the Postal Ballot Notices despatched to members seeking their approval to various item set out therein.

We request you to kindly take the same on your record.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl.: as above

RECEIVED

2008 MAR 21 P 1:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Reliance Energy Limited**
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

March 17, 2008

**Exemption No : 82-35008**

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

| Sr.No. | Particulars |
|---|---|
| 1. | Letters dated March 17, 2008 intimating about disclosures with respect to acquisition of equity shares of the Company |

Copies of the above letters are enclosed herewith for information and records.

For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: a/a

**Reliance Energy Limited**
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055. India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

March 17, 2008

The General Manager
Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone: 2272 1121-22
2272 3121, 2272 3719
Facsimile: 2272 2037, 39 /2041-2061

Dear Sir,

**Sub.: Disclosures under:**

**Regulation 13 (6) of SEBI (Prohibition of Insider Trading) Regulations, 1992 and Regulation 7 (3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997**

We enclose herewith the following disclosures, as received from Morgan Stanley & Company International plc.

1. Disclosure as required under Regulation 7(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 **Annexure A**

2. Disclosure as required under Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992. **Annexure B**

Kindly acknowledge the receipt of the same.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl : a/a

**Reliance Energy Limited**
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055. India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

March 17, 2008

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36,
2659 8100-8114, 2659 8452
Facsimile: 2659 8237/38

Dear Sir,

**Sub.: Disclosures under:**

**Regulation 13 (6) of SEBI (Prohibition of Insider Trading) Regulations, 1992 and Regulation 7 (3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997**

We enclose herewith the following disclosures, as received from Morgan Stanley & Company International plc.

1. Disclosure as required under Regulation 7(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 **Annexure A**

2. Disclosure as required under Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992. **Annexure B**

Kindly acknowledge the receipt of the same.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl : a/a

| DISCLOSURE OF DETAILS OF ACQUISITION TO STOCK EXCHANGES BY TARGET COMPANY, IN TERMS OF REGULATION 7(3) OF SEBI (SUBSTANTIAL ACQUISITION OF SHARES AND TAKEOVERS) REGULATIONS, 1997 | | |
|---|---|---|
| | | |
| Name of the Target company | **Reliance Energy Limited** | |
| Date of reporting | March 15, 2008 | |
| Name of the stock exchanges where the shares of the target company are listed | 1. National Stock Exchange of India Limited<br>2. Bombay Stock Exchange Limited | |
| *Details of the acquisition / ~~sale~~ received in terms of Reg. 7(1) ~~and 7(1A)~~* | | |
| Names of the acquirers / ~~sellers~~ and PACs with them | 1. Morgan Stanley & Co. International plc a/c. Morgan Stanley Mauritius Co. Ltd<br>2. Morgan Stanley & Co. International plc a/c. Morgan Stanley Investments (Mauritius) Ltd | |
| Date of acquisition /~~-sale~~ | March 11, 2008 | |
| Date of receipt of intimation of allotment by acquirer / ~~seller~~ | March 13, 2008 | |
| Mode of acquisition (e.g. open market/public issue/rights issue/ preferential allotment/*inter se* transfer etc.) | Open Market | |
| Mode of sale (e.g. open market /MOU/off market etc.) | Not Applicable | |
| Particulars of acquisition/sale | Number | % w.r.t. total paid up capital of Target Company |
| (a) Shares/Voting rights (VR) of the acquirer/~~seller~~ before acquisition/~~sale~~ | 10,831,577 | 4.5794% |
| (b) Shares/voting rights acquired/~~sold~~ | 3,434,361 | 1.4520% |
| (c) Shares/VR of the acquirer/~~seller~~ after acquisition/~~sale~~ | 14,265,938 | 6.0314% |
| Paid up capital/total voting capital of the target company before the said acquisition | Rs 236,53,02,620 (23,65,30,262 Equity Shares of Rs. 10 each) | |
| Paid up capital/total voting capital of the target company after the said acquisition | Rs 236,53,02,620 (23,65,30,262 Equity Shares of Rs. 10 each) | |

**Note:**

1. The disclosure shall be made within 7 days of receipt of information u/r 7(1) and 7(1A).

For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Place: Mumbai
Date: 17.03.2008

Annexure B

# Form A

**Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992**
**[Regulation 13 (1) and 13 (6)]**

**Regulation 13 (6) - Details of acquisition of 5 % or more shares in a listed company, Reliance Energy Limited**

| Name & Address of shareholder with telephone number | Shareholding prior to acquistion | No. & % of shares / voting rights acquired | ~~Date of receipt of allotment advice~~ / Date of acquistion (specify) | Date of intimation to Company | Mode of acquisition (market purchase / public / rights / preferential offer etc. ) | Shareholding subsequent to acquisition | Trading member through whom the trade was executed with SEBI Registration No of the TM | Exchange on which trade was executed | Buy quantity | Buy value (in Rs.) |
|---|---|---|---|---|---|---|---|---|---|---|
| 1. Morgan Stanley & Co. International plc a/c. Morgan Stanley Mauritius Co. Ltd<br><br>2. Morgan Stanley & Co. International plc a/c. Morgan Stanley Investments (Mauritius) Ltd | 1,08,31,577 shares (4.5794%) | 34,34,361 shares (1.4520%) | March 11, 2008 | March 13, 2008 | Market Purchase | 1,42,65,938 shares (6.0314%) | Morgan Stanley India Co. P. Ltd.<br><br>SEBI Regn No.:<br><br>BSE : INB011054237<br><br>NSE : INB231054231 | BSE<br><br>NSE | 33,96,161<br><br>38,200<br><br>34,34,361 | 4,22,34,64,869.12<br><br>4,86,32,512.83<br><br>4,27,20,97,381.95 |

For Reliance Energy Limited

[signature]

Ramesh Shenoy
Company Secretary

Date: 17.03.2008

RELIANCE Energy
Anil Dhirubhai Ambani Group

Reliance Energy Limited
Registered Office:
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055

## Notice pursuant to Section 192A of the Companies Act, 1956

Notice is hereby given pursuant to Section 192A of the Companies Act, 1956 read with the Companies (Passing of the Resolution by Postal Ballot) Rules, 2001 to transact the following special business by the Members of Reliance Energy Limited by passing resolutions through Postal Ballot:

1. **Change of name**

   To consider and, if thought fit, to pass the following resolution as a **Special Resolution:**

   "RESOLVED THAT pursuant to the provisions of Section 21, 31 and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification(s) or re-enactment thereof, for the time being in force) and subject to the approval of the Central Government, consent of the Company be and is hereby granted for changing the name of the Company from "Reliance Energy Limited" to "Reliance Infrastructure Limited" and consequently the new name "Reliance Infrastructure Limited" shall appear in the Memorandum and Articles of Association of the Company.

   RESOLVED FURTHER THAT for the purpose of giving effect to this resolution and for removal of any difficulty or doubt, the board (which term shall be deemed to include any committee which the board may constitute to exercise its powers, including the powers conferred by this resolution) be and is hereby authorised to do all such acts, deeds, matters and things as may, in its absolute discretion, deem necessary, expedient, usual or proper and to settle any question or difficulty that may arise with regard to the above or any other matters incidental or consequential thereto."

2. **Buy-back of shares**

   To consider and, if thought fit, to pass the following resolution as a **Special Resolution:**

   "a. RESOLVED THAT pursuant to the provisions of Article 7a of the Articles of Association of the Company and in accordance with the provisions of Sections 77A, 77AA, 77B and all other applicable provisions, if any, of the Companies Act, 1956 ('the Act') and the provisions of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998 ('the Buy-back Regulations'), including any statutory modification(s) or re-enactment of the Act or the Buy-back Regulations for the time being in force, and also subject to the approvals, permissions and sanctions of Securities and Exchange Board of India, Reserve Bank of India, Government of India and other authorities, institutions or bodies ('the appropriate authorities') as may be necessary and subject to such conditions and modification(s) as may be prescribed or imposed by them while granting such approvals, permissions and sanctions, which the board of directors of the Company (hereinafter referred to as 'the board' which term shall be deemed to include any committee which the board may constitute to exercise its powers, including the powers conferred by this resolution) is empowered to accept, the consent of the Company be and is hereby accorded to the board to buy-back from the shareholders of the Company, equity shares of Rs.10 each of the Company not exceeding 5,91,32,565 equity shares, being 25% of the total existing paid-up equity share capital of Rs.236,53,02,620 comprising of 23,65,30,262 equity shares at a price not exceeding Rs. 1,600.00 per equity share to be financed out of the Securities Premium Account and/or Free Reserves such that the aggregate consideration for the shares to be bought-back does not exceed Rs.2,000.14 crore (as reduced by the amount, if any, used for buy-back of shares in terms of the offer of buy-back in pursuance of the resolution passed by the board of directors of the Company at its meeting held on March 5, 2008), being an amount not exceeding 25% of the paid-up equity share capital and Free Reserves (including Securities Premium) of the Company (hereinafter referred to as 'buy-back').

   b. RESOLVED FURTHER THAT the board be and is hereby authorised to implement the buy-back within a period of 12 months from the date hereof (or such extended period as may be permitted under the Act or the Buy-back Regulations or by the appropriate authorities), in one or more tranches, from the Open Market through Stock Exchanges.

   c. RESOLVED FURTHER THAT subject to the limits laid as aforesaid, the board be and is hereby authorised to determine from time to time the exact amount to be utilised towards the buy-back and exact number of equity shares to be bought-back.

d. RESOLVED FURTHER THAT nothing contained hereinabove shall confer any right on the part of any shareholder to offer and/or any obligation on the part of the Company or the board to buy-back any shares and/or impair any power of the Company or the board to terminate any process in relation to buy-back, if so permissible by law.

e. RESOLVED FURTHER THAT buy-back of shares from Non-resident Shareholders, Shareholders of foreign nationality, etc. shall be subject to such further approvals from the concerned authorities as may be required including approvals from Reserve Bank of India under the Foreign Exchange Management Act, 1999.

f. RESOLVED FURTHER THAT the board be and is hereby authorised to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient, usual or proper with regard to the implementation of the buy-back in accordance with the prescribed regulations including appointment of merchant banker, brokers and other intermediaries, obtaining necessary approvals, preparation and issue of Public Announcement and all other documents required to be filed in the above connection and that all acts already done by the board in this regard till date be and are hereby ratified.

g. RESOLVED FURTHER THAT for the purpose of giving effect to the above resolution, the board be and is hereby authorised to give such directions as may be necessary / desirable and to settle such questions/ difficulties whatsoever including questions / difficulties in connection with any deceased or insolvent Shareholder or a Shareholder suffering from any disability or in respect of any shares which are or may be subject to restraint by any court or other authority, as the case may be.

h. RESOLVED FURTHER THAT the board be and is hereby authorised to sub-delegate all or any of the authorities conferred, as above, as it may in its absolute discretion deem fit, to any director(s)/ officer(s)/ authorised representative(s) of the Company in order to give effect to the aforesaid resolution."

3. **Waiver of entitlement to receive Bonus Shares proposed by Reliance Power Limited**

To consider and, if thought fit, to pass the following resolution as an **Ordinary Resolution**:

"RESOLVED THAT the Company do waive its entitlement for the issuance and allotment of bonus shares by capitalisation of reserves as proposed by Reliance Power Limited pursuant to the resolution passed by its board of directors at their meeting held on February 24, 2008, in relation to the Company's existing shareholding in Reliance Power Limited, and the decision of the board of directors of the Company in this behalf be and is hereby confirmed and ratified.

RESOLVED FURTHER THAT the board be and is hereby authorized to take all such steps as may be necessary, proper or expedient to give effect to this resolution."

4. **Acceptance of gift of shares of Reliance Power Limited from AAA Project Ventures Private Limited**

To consider and, if thought fit, to pass the following resolution as an **Ordinary Resolution**:

"RESOLVED THAT the Company do accept from AAA Project Ventures Private Limited, a gift of 6.15 crore equity shares of the face value of Rs. 10 each representing 2.57% of the post-bonus issue equity share capital of Reliance Power Limited, and the decision of the board of directors of the Company in this behalf be and is hereby confirmed and ratified.

RESOLVED FURTHER THAT the board be and is hereby authorized to take all such steps as may be necessary, proper or expedient to give effect to this resolution."

5. **Appointment and fixation of terms of re-appointment of Shri S C Gupta as Whole-time Director designated as Director (Operations)**

To consider and, if thought fit, to pass the following resolution as an **Ordinary Resolution**:

"RESOLVED THAT in accordance with the provisions of Sections 198, 269, 309 read with Schedule XIII and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification(s) or re-enactment thereof, for the time being in force) the consent of the Company be and is hereby accorded to the appointment of Shri S C Gupta as Whole-time director of the Company designated as Director (Operations) of the Company for a period of five years from January 18, 2008 to January 17, 2013, on the terms and conditions including remuneration as set out in the agreement to be entered into between the Company and Shri S C Gupta, a draft whereof is hereby specifically sanctioned with liberty to the board of directors (hereinafter referred to as "the board" which term shall be deemed to include any committee of the board constituted to exercise its powers, including the powers conferred by this resolution) to alter and vary the terms and conditions of the said appointment and / or remuneration and / or agreement so as not to exceed the limits specified in

Schedule XIII to the Companies Act, 1956 (including any statutory modification(s) or re-enactment thereof, for the time being in force) or any amendments and / or modification(s) that may hereafter be made thereto by the Central Government in that behalf from time to time, or any amendments thereto as may be agreed to between the board and Shri S C Gupta.

RESOLVED FURTHER THAT the board be and is hereby authorized to take all such steps as may be necessary, proper or expedient to give effect to this resolution."

Registered Office :
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055

March 10, 2008

By Order of the Board
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Notes:

1. The relative Explanatory Statement pursuant to Sections 173(2) and 192A (2) of the Companies Act, 1956, setting out material facts is annexed hereto.
2. The board of directors has appointed Shri Anil Lohia, Chartered Accountant, as Scrutinizer to conduct the voting through Postal Ballot, in a fair and transparent manner and to receive and scrutinize the completed ballot forms from the Members. The Postal Ballot Form and the self-addressed business reply envelope are enclosed for use of Members.
3. You are requested to carefully read the instructions printed in the Postal Ballot Form and return the said Postal Ballot Form (no other form or photocopy of the Postal Ballot Form is permitted) duly completed with the assent (for) or dissent (against), in the attached self addressed postage pre-paid envelope, so as to reach the Scrutinizer before the close of working hours (17.00 hours) on or before April 16, 2008, to be eligible for being considered, failing which, it will be strictly treated as if no reply has been received from such Member. The Scrutinizer will submit his report to the Chairman after completion of scrutiny and the results of the postal ballot will be announced on or after April 17, 2008, at the Registered Office of the Company at Reliance Energy Centre, Santa Cruz (E) Mumbai 400 055.
4. All documents referred to in the accompanying Notice and the Explanatory Statement are open for inspection at the Registered Office of the Company during the office hours on all working days except Saturdays between 11.00 a.m. and 1.00 p.m. up to April 16, 2008.

**Annexure to Notice**

**Explanatory Statement pursuant to Sections 173(2) and 192A(2) of the Companies Act 1956**

**Item No. 1**

The Company has been primarily engaged in transmission and distribution of power as also in providing a portfolio of value-added services in electrical contracting, engineering, EPC contracts. Currently, the Company has either directly or through subsidiaries or through investee companies and on its own or in consortium, been engaged in a number of projects under implementation or under consideration in the field of not only in power generation, transmission, distribution businesses but also in several other infrastructural projects such as highways, roads, bridges, metro rail and other mass rapid transit systems, airports, special economic zones, real estate, etc. The Company has over a period of time significantly expanded its footprint across a wide range of infrastructure projects. The Company would be continuously exploring the emerging opportunities in the infrastructure business in future.

In order to ensure that the name of the Company adequately reflects the businesses being carried on by the Company, it is proposed to appropriately change the name of the Company to "Reliance Infrastructure Limited".

The Registrar of Companies, Maharashtra, has confirmed the availability of this new name to the Company.

The proposed change of name will not affect any of the rights of the Company or of the shareholders of the Company. All existing certificates of shares/debentures/bonds/other securities bearing the current name of the Company will, after the change of name, continue to be valid for all purposes. The Company, in consultation with the Stock Exchanges and in compliance with all applicable provisions of law, will take appropriate steps in due course to give effect to the above change in the name.

The provisions of the Companies Act, 1956 require the Company to seek the approval of Members for the alteration of the 'Name Clause' of the Memorandum of Association of the Company and consequential alteration in the Articles of Association.

The board of directors, accordingly, recommends the resolution set out at Item No. 1 of the accompanying notice for the approval of Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of the Resolution by Postal Ballot) Rules, 2001.

None of the Directors of the Company is, in any way, concerned or interested directly or indirectly in this resolution.

### Item No. 2

Recently, there has been increased volatility in the stock price of the Company due to significant meltdown in the global and Indian equity markets, with all benchmark indices declining by 15% to 20%, and leading stocks declining by an even greater range of 20% to 40%. In keeping with the Reliance ADA Group's fundamental and over-riding philosophy of creating value for the investors, the Company deemed appropriate as one-time measure to return to the Shareholders, a part of the accumulated surplus through a buy-back of equity shares and improve return on equity.

In view of this, the board of directors of the Company at its meeting held on March 5, 2008 approved the proposal to buy-back the fully paid-up equity shares of Rs.10 each of the Company in accordance with the provisions contained in Article 7a of the Articles of Association of the Company and in accordance with the provisions of Sections 77A, 77AA, 77B and all other applicable provisions of the Companies Act, 1956 ('the Act') and the SEBI Buy-back Regulations. An offer of buy-back of shares up to an amount not exceeding 10% of the paid-up equity share capital and Free Reserves (including Securities Premium) of the Company was made in pursuance of the resolution passed by the board at its meeting held on March 5, 2008. The board also approved obtaining of the shareholders' approval by way of Postal Ballot for the buy-back of shares up to an amount not exceeding in the aggregate 25% of the paid-up equity share capital and Free Reserves (including Securities Premium) of the Company. The proposed resolution is accordingly included in this notice for approval by the Members.

The buy-back is proposed to be implemented by the Company from the Open Market through Stock Exchanges. There will be no buy-back from any person through negotiated deals whether through the Stock Exchange or through spot transactions or through any private arrangement.

The equity shares of the Company are proposed to be bought back at a maximum price of Rs. 1,600.00 per equity share in terms of this resolution. This has been arrived at after considering the prevailing market value of the shares on the stock exchanges. The buy-back price represents a premium of over 30% to the low of Rs 1,225.00 during the calendar year 2008 and premium of approximately 10% to the closing price on the date of the board meeting approving the buy-back.

The subscribed and paid-up capital of the Company as on March 5, 2008, comprises 23,65,30,262 equity shares of Rs. 10 each, aggregating Rs. 236.53 crore and free reserves as on March 31, 2007 (the date of the latest audited accounts) aggregate Rs. 7,764.04 crore. The aggregate paid-up equity share capital and Free Reserves (including Securities Premium) of the Company is Rs.8,000.57 crore and under the provisions of the Act, the funds deployed for buy-back shall be less than 25% of the paid-up equity share capital and Free Reserves of the Company. Accordingly, the maximum amount allowed to be utilised in the present buy-back is Rs. 2,000.14 crore. The funds required for the buy-back will be sourced from the short-term investments made by the Company in marketable securities and available cash and bank balances. The number of equity shares that can be bought-back in any financial year shall not exceed 25% of the total paid-up capital of the Company of Rs.236,53,02,620 comprising 23,65,30,262 equity shares of Rs.10 each and accordingly, the maximum number of equity shares that can be bought-back shall not be more than 5,91,32,565 equity shares.

The proposed resolution seeks to authorise the board to determine the price and the number of equity shares to be bought-back by the Company within the limits as aforesaid. The amounts required for the buy-back will be drawn out of the Securities Premium Account and/or Free Reserves of the Company. The Company's favourable liquidity position also permits the buy-back. As required under the Act, the ratio of the debt owned by the Company would not be more than twice the paid-up equity share capital and Free Reserves after the buy-back. The Debt Equity Ratio as on March 31, 2007 was 0.68:1.

The aggregate shareholding of the Promoters and of the directors of the Promoters, where the Promoter is a company and of the persons who are in control of the Company (collectively referred to hereinafter as 'the Promoters') as on the date hereof is 8,50,28,643 equity shares constituting 35.95% of the paid-up share capital of the Company.

AAA Project Ventures Private Limited, one of the Promoter(s), had purchased 30,00,000 equity shares during the period of six months preceding the date of the board meeting approving the buy-back as per the relevant details given below:

- Maximum price of purchases: Rs. 1,977.41 on February 4, 2008
- Minimum price of purchases: Rs. 1,308.69 on January 23, 2008

- AAA Project Ventures Private Limited has also subscribed to 4,30,00,000 warrants on January 20, 2008, entitling it to subscribe equivalent number of equity shares of the Company at a price of Rs. 1822.08 each, any time up to July 19, 2009.

The Promoters cannot offer their shares to the Company for buy-back. Consequent to the buy-back of equity shares as proposed, the shareholding of the Promoters would increase beyond the existing holding of 35.95%.

As per the provisions of the Act, the Special Resolution passed by the Shareholders approving the buy-back will be valid for a maximum period of twelve months from the date of passing of the said Special Resolution. The time frame for buy-back will be determined by the board within this validity period.

As per the provisions of the Act, the Company will not be allowed to issue fresh equity shares within the period of six months after the completion of the buy-back except by way of issue of preference shares, bonus shares, shares without voting right or shares issued in discharge of subsisting obligations such as conversion of warrants, stock option schemes, sweat equity or conversion of preference shares or debentures in to equity shares.

The Company confirms that there are no defaults subsisting in the repayment of deposits, redemption of debentures or preference shares or repayment of term loans to any financial institutions or banks.

The board of directors hereby confirms that it has made a full enquiry into the affairs and prospects of the Company and has formed an opinion -

- that immediately following the date on which the General Meeting is convened, there will be no grounds on which the Company could be found unable to pay its debts;
- that as regards the Company's prospects for the year immediately following that date, and having regard to the board's intentions with respect to the management of the Company's business during that year and to the amount and character of the financial resources which will, in the board's view, be available to the Company during that year, the Company will be able to meet its liabilities as and when they fall due and the Company will not be rendered insolvent within a period of one year from that date; and
- the board confirms further that in forming an opinion as aforesaid, the board has taken into account the liabilities as if the Company is being wound up under the provisions of the Companies Act, 1956 (including prospective and contingent liabilities).

The Report dated March 5, 2008 received from Price Waterhouse and Chaturvedi & Shah, the Statutory Auditors of the Company, addressed to the board of directors of the Company is reproduced below:

"In connection with the proposed buy-back of equity shares approved by the board of directors of Reliance Energy Limited ('the Company') at its meeting held on March 5, 2008, in pursuance of the provisions of Sections 77A, 77AA and 77B of the Companies Act, 1956 and the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998, and based on the information and explanations given to us, we report that:

1. We have inquired into the state of affairs of the Company in relation to its audited accounts for the year ended March 31, 2007, which were taken on record by the board of directors in the meeting held on April 25, 2007;
2. The board of directors has proposed to buy-back the Company's equity to the extent of Rs.2,000.14 crore at a price not exceeding Rs. 1,600.00 per share. The amount of permissible capital payment (including premium) towards buy-back of equity shares, as computed below, has been properly determined in accordance with Section 77A(2)(c) of the Companies Act, 1956;

| Particulars | Amount (Rs. crore) |
|---|---|
| Paid-up Equity Share Capital as at March 5, 2008 | 236.53 |
| Free Reserves as at March 31, 2007 (represents balance of Securities Premium, General Reserve and Profit and Loss Account) | 7,764.04 |
| Total | 8,000.57 |
| Maximum amount permissible for the buy-back i.e 25% of total paid-up equity capital and free reserves | 2,000.14 |
| Maximum amount permissible for the buy-back i.e 10% of total paid-up equity capital and free reserves | 800.06 |

3. The board of directors in their meeting held on March 5, 2008 have formed the opinion as specified in clause (x) of Schedule I of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998, on reasonable grounds and that the Company will not having regard to its state of affairs, be rendered insolvent within a period of one year from the date of passing of this resolution in case of buy-back up to 10% of its paid-up equity capital and free reserves of the Company under proviso to Section 77A(2) of the Companies Act, 1956 and in case of a buy-back greater than 10% and upto 25% of its paid-up equity capital and free reserves of the Company as per the approval to be granted by way of a share holders resolution under Section 77A of the Companies Act, 1956 by the Members through Postal Ballot.

4. This Certificate has been prepared for and only for the Company and is in reference to proposed buy-back of equity shares approved by the board of directors of the Company at its meeting held on March 5, 2008, in pursuance of the provisions of Section 77A, 77AA, 77B of the Companies Act, 1956, and the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998 and for no other purpose. We do not accept or assume any liability or duty of care for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing."

All the material documents referred to in the Explanatory Statement such as the Memorandum and Articles of Association, relevant board resolutions for buy-back of shares, the Auditors' Report dated March 5, 2008 and Audited Accounts for the year 2006-2007 for Income-tax purpose are available for inspection by Members at the Registered Office of the Company during the office hours on all working days except Saturday between 11.00 a.m. and 1.00 p.m. upto April 16, 2008.

The share buy-back proposal is expected to reduce volatility in the Company's share price; deter speculative activity in the Company's shares; send a strong signal to the capital markets on the perceived under-valuation of the Company's share price; and reiterate the confidence of management in future growth prospects of the Company. The proposed buy-back is also expected to lead to the following benefits:

- Reduction in the outstanding number of equity shares, and consequently, an increase in earnings per share (EPS);
- Improvement in Return on Net Worth and other financial ratios;
- Reduction in floating stock, contributing to higher valuations, and enhancing long term price performance;
- Reduction in volatility in the Company's stock price, leading to reduction in the cost of equity, and weighted average cost of capital (WACC);
- No impact on leverage ratios, as the Company is debt free at a net level;
- Positive impact on the Company's stock price, contributing to maximization of overall shareholder value.

The board of directors, accordingly, recommends the resolution set out at Item No. 2 of the accompanying notice for the approval of Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of the Resolution by Postal Ballot) Rules, 2001.

The directors of the Company may be deemed to be concerned or interested in the aforesaid resolution to the extent of the shares, if any, held by them in the Company. Except as aforesaid, none of the directors is, in any way, concerned or interested, directly or indirectly, in this resolution.

**Item Nos. 3 and 4**

The Company is one of the promoters of Reliance Power Limited ('Reliance Power'), which recently completed its Initial Public Offering (IPO) of equity shares and listed on the stock exchanges on February 11, 2008. The IPO received an overwhelming and record breaking response, with commitments of nearly Rs. 7,50,000 crore (US$ 190 billion), from nearly 500 institutional investors across the globe and 5 million retail investors. The sheer scale and unprecedented magnitude of the response clearly reflected the pricing of the IPO as being in line with prevailing valuation benchmarks and market sentiments.

However, subsequent to the closing of the IPO, the global and Indian equity markets have suffered an extraordinary meltdown, with all benchmark indices declining by 15% to 20%, and leading Indian stocks declining by an even greater range of 20% to 40%.

In line with this global trend, the share price of Reliance Power closed below the IPO price for the first two weeks after listing on February 11, 2008. Since the opening of the Reliance Power IPO on January 15, 2008 and after a week from listing on February 11, 2008, the Sensex was down 13%, while the Reliance Power share price was down 11% from the IPO price for retail investors and 15% for other categories of investors.

Equity shares, by their very nature, are risk-bearing instruments, and there is no obligation on behalf of any issuer to insure investors against possible losses. However, in keeping with the Reliance ADA Group's fundamental and over-riding philosophy of creating value for genuine long term investors, the board of directors of Reliance Power proposed an extraordinary and unprecedented one-time measure to reduce the effective cost of acquisition of the shares below the IPO price by issue of Bonus Shares.

In the long term interests of Reliance Power and its more than 4 million Members, the Company along with the other promoters of Reliance Power viz, Shri Anil Dhirubhai Ambani Group (comprising Shri Anil D Ambani, Reliance Innoventures Private Limited and AAA Project Ventures Private Limited) who collectively hold 203.20 crore equity shares representing 89.92% of the existing equity share capital of Reliance Power, have agreed that they would waive their respective entitlement to the issue and allotment of Bonus Shares.

In accordance with the Group philosophy of giving the greatest importance to shareholder value creation, Shri Anil D Ambani indicated that he would personally ensure that notwithstanding the waiver of the Bonus Shares, the Company and its shareholders would not suffer any dilution in the extent of their shareholding in Reliance Power. Accordingly, in another unprecedented step, to protect the Company from suffering any dilution of its holding in Reliance Power consequent upon the Company waiving its right to Bonus Shares, AAA Project Ventures Private Limited, an entity fully controlled by Shri Anil D Ambani and also Promoter of the Company, has undertaken voluntarily without any obligation to do so and without any specific consideration to contribute as and by way of gift, 2.57% of its post Bonus Issue shareholding comprising of 6,15,00,000 shares in Reliance Power to the Company. Such shares shall continue to be under lock-in in the hands of the Company in accordance with the applicable SEBI Guidelines.

Keeping in view the aforesaid, the board of Reliance Power at its meeting held on February 24, 2008 recommended issue of Bonus Shares by capitalization of reserves in the ratio of 3:5 (i.e. three new equity shares of Rs. 10 each for every five existing equity shares of Rs. 10 each held) to all shareholders of the Company under public category, excluding the promoters viz. the Company, and Shri Anil Dhirubhai Ambani Group (comprising Shri Anil D Ambani, Reliance Innoventures Private Limited and AAA Project Ventures Private Limited), who collectively hold 203.20 crore equity shares representing 89.92% of the existing equity share capital of Reliance Power.

The above proposals will result in the dilution of the holding of Shri Anil Dhirubhai Ambani Group in Reliance Power from 44.96% to 39.82%. However, the Company will continue to hold 44.96% of the Issued Share Capital of Reliance Power as it is holding at present and the shareholding pattern of Reliance Power shall be as under:

| Category of Investors | Pre Bonus issue Holding | | Post Bonus Issue Holding | |
|---|---|---|---|---|
| | Shares (in crore) | % of Capital | Shares (in crore) | % of Capital |
| Promoter Group | | | | |
| Reliance Energy Limited | 101.60 | 44.96 | *107.75 | 44.96 |
| Shri Anil Dhirubhai Ambani Group | 101.60 | 44.96 | 95.45 | 39.82 |
| **Total Promoter Group Shareholding** | **203.20** | **89.92** | **203.20** | **84.78** |
| Non Promoter Shareholding | 22.80 | 10.08 | 36.48 | 15.22 |
| **Total** | **226.00** | **100.00** | **239.68** | **100.00** |

*Includes 6,15,00,000 (six crore fifteen lakhs) equity shares constituting 2.57% to be gifted by a company under the control of Shri Anil D Ambani.

The issue of said bonus shares will result in reducing the cost of acquisition of shares issued by Reliance Power below the IPO price. For retail shareholders, the cost of acquisition will come down from the IPO price of Rs. 430 per share of Rs. 10 each to Rs. 269 per share of Rs. 10 each and for institutional and other categories of investors from the IPO price of Rs. 450 per share of Rs. 10 each to Rs. 281 per share of Rs. 10 each.

The board believes that the above proposals will result in enhancing the overall long term shareholder value of Reliance Power as also of the Company and shall be in the best interests of the Company and all its Shareholders. The board accordingly accorded its consent to the same and simultaneously decided to seek the approval of the Shareholders for the Company waiving its entitlement to Bonus Shares proposed to be issued by Reliance Power and for the Company accepting gift of the shares of Reliance Power proposed to be made by Shri Anil D Ambani through a company under his control.

The board of directors accordingly recommends the resolutions set out at Item Nos. 3 and 4 of the accompanying Notice for the approval of Members. Your approval is sought by voting by postal ballot in terms of the provisions of Section 192A of the Companies Act, 1956 read with the provisions of the Companies (Passing of the Resolution by Postal Ballot) Rules, 2001.

The directors of the Company may be deemed to be concerned or interested in the resolution to the extent of their shareholding in the Company, if any. Shri Anil D Ambani a promoter of the Company may be deemed to be concerned or interested in this resolution to the extent of the shares held by him and by companies under his control as promoters of the Company including, in particular, shares held by AAA Project Ventures Private Limited.

**Item No. 5**

Your directors at their meeting held on January 17, 2008 have, subject to the Members' approval and provisions of the Articles of Association of the Company, appointed Shri S C Gupta as Director (Operations) for a further period of five years with effect from January 18, 2008 on the remuneration and other terms and conditions of employment recommended by the nomination/remuneration committee of the board.

The remuneration payable to and the terms of appointment of Shri S C Gupta during the tenure of his appointment for a period of five years will comprise salary, allowances and perquisites, the aggregate monetary value of such salary, allowances and perquisites being limited to Rs. 90 lakh per annum and performance linked remuneration not exceeding Rs.30 lakh per annum.

The perquisites and allowances payable to Shri S C Gupta, subject to aforesaid limits, will include accommodation (furnished or otherwise) or house rent allowance in lieu thereof, house maintenance allowance together with reimbursement of expenses or allowances for utilization of gas, electricity, water, furnishing and repairs, medical reimbursement, leave travel concession for self and his dependant family member(s), club fees (not including admission fee), medical insurance, the company's contribution to provident fund, superannuation or annuity fund, gratuity and such other perquisites and / or allowances, within the amount specified above. The said perquisites and allowances shall be evaluated, wherever applicable, as per the Income-tax Act, 1961 or any rules thereunder (including any statutory modification(s) or re-enactment thereof, for the time being in force). In addition, he shall be entitled to encashment of leave at the end of the tenure as per the rules of the Company.

The terms and conditions set out for appointment and payment of remuneration herein and / or in the agreement may be altered and varied from time to time by the board as it may, at its discretion, deem fit within the overall ceiling fixed herein.

The board or any committee thereof is entitled to revise the salary, allowances and perquisites payable to the Whole-time director of the Company at any time, such that the overall remuneration payable shall not exceed the limits specified in Schedule XIII to the Companies Act, 1956.

The aforesaid agreement may be terminated by either party (the Company or the Whole-time director) by giving three months prior notice of termination in writing to the other party.

The draft agreement to be entered into between the Company and Shri S C Gupta is available for inspection at the registered office of the company on any working day except Saturday between 11.00 a.m. and 1.00 p.m. up to April 16, 2008.

The board of directors accordingly recommends the resolution set out at Item No. 5 of the accompanying Notice for the approval of Members. Your approval is sought by voting by postal ballot in terms of the provisions of Section 192A of the Companies Act, 1956 read with the provisions of the Companies (Passing of the Resolution by Postal Ballot) Rules, 2001.

The above may also be treated as an abstract of the terms of the contract/agreement between the Company and Shri S C Gupta pursuant to Section 302 of the Companies Act, 1956.

Shri S C Gupta is interested in the resolution which pertains to his appointment and / or remuneration payable to him.

Save and except the above, no other director of the company is, in any way, concerned or interested, directly or indirectly in this resolution.

Registered Office :
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055

March 10, 2008

By Order of the Board
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

END



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